Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax    : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 27, 2018

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub: Grant of Stock Options

This is to inform you that the Nomination, Governance & Compensation Committee of the Board of Directors of the Company in their meeting held on July 26, 2018, has granted 82,164 stock options, exercisable at par value of Rs.5/- under “Dr. Reddy’s Employees Stock Option Scheme, 2002” and 46,096 stock options, exercisable at par value of Rs.5/- under “Dr. Reddy’s Employees ADR Stock Option Scheme, 2007” to the employees of the Company.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary